Exhibit 99.1

FROM:	Kerzner International Limited
Paradise Island, The Bahamas

	Investor Contact: Omar Palacios	Media Contact: Lauren Snyder
	Tel: +1.242.363.6018	Tel: +1.242.363.6018
	Email: Omar.Palacios@kerzner.com	Email: Lauren.Snyder@kerzner.com

FOR IMMEDIATE RELEASE

KERZNER SHAREHOLDERS APPROVE
ACQUISITION BY INVESTOR GROUP

PARADISE ISLAND, The Bahamas, August 28, 2006 - Kerzner International Limited (NYSE: KZL) (the “Company”), through its subsidiaries a leading international developer and operator of destination resorts, casinos and luxury hotels, today announced that the acquisition of the Company by an investor group led by Sol Kerzner, the Company’s Chairman of the Board, and Butch Kerzner, the Company’s Chief Executive Officer, was approved today by the Company’s shareholders at an extraordinary general meeting.

The acquisition is expected to be completed not earlier than August 31, 2006, subject to the satisfaction of closing conditions. Under the terms of the merger agreement, the Company’s shareholders will receive $81.00 in cash, without interest, for each of the Company’s ordinary shares (other than certain restricted shares) held. Following completion of the merger, the registration of the Company’s ordinary shares and its reporting obligations under the Securities Exchange Act of 1934, as amended, will be terminated upon application to the Securities and Exchange Commission. In addition, upon completion of the merger, the Company’s ordinary shares will no longer be listed on any exchange or quotation system, including the New York Stock Exchange.

About The Company

Kerzner International Limited (NYSE: KZL), through its subsidiaries, is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas - a unique property featuring three interconnected hotel towers built around a seven-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The resort is also home to the largest casino in the Caribbean. Development of a major expansion on Paradise Island is currently underway and will include a 600-room, all-suite luxury hotel and a significant enhancement of Atlantis’s water-based attractions. Certain parts of this expansion have already opened, including the Marina Village at Atlantis, with the remaining elements expected to open by the second quarter of 2007. The Company is extending its Atlantis brand globally with the development of Atlantis, The Palm, Dubai, an approximately 1,500-room, water-themed resort expected to open in late 2008, currently being constructed on The Palm, Jumeirah, a multi-billion dollar leisure and residential development in Dubai. In its gaming segment, the Company developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. The Company is also a 37.5% owner of BLB Investors, L.L.C., which owns Lincoln Park in Rhode Island and pari-mutuel racing facilities in Colorado. In the U.K., the Company is currently developing a casino in Northampton and received a Certificate of Consent from the U.K. Gaming Board in 2004. In its luxury resort hotel business, the Company manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

Statements about the expected timing, completion, and effects of the merger and all other statements in this document, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks, and uncertainties that could cause the actual results to differ materially from such forward-looking statements. Kerzner International and K-Two Holdco Limited may not be able to complete the merger because of a number of factors, including the failure to satisfy the closing conditions. These factors, and other factors that may affect the business or financial results of Kerzner International, are described in Kerzner International’s filings with the U.S. Securities and Exchange Commission. Kerzner International does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.

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